UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ISONICS CORPORATION
Full Name of Registrant

Former Name if Applicable

5906 McIntyre Street
Address of Principal Executive Office (Street and Number)

Golden, Colorado 80403
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain accounting issues stemming from events that occurred during Isonics Corporation’s (the “Company”) first quarter have required a significant amount of management’s time to review and calculate.  As a result, and because the Company is short-staffed, it could not compile and complete all the necessary work to prepare the required disclosure in its quarterly report in a timely manner.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Herrick K. Lidstone, Esq.	(303)	796-2626
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ISONICS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2008	By	/s/ John Sakys
John Sakys, President and Chief
Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO

FORM 12b-25

NOTIFICATION OF LATE FILING

For the quarter ended July 31, 2008, the Company’s revenues decreased by approximately 18% when compared to the comparable period in our 2008 fiscal year.  In large part this decrease was caused by an approximately $600,000 decrease in revenues realized by our silicon products and services segment, and an approximately $480,000 decrease in revenues realized by our security services segment.  During the year ended April 30, 2008, and subsequently, many of our top silicon customers experienced weakened business results and some customers reported inventory buildup in reclaim and/or test products. The decrease in revenues realized by our security services segment was due to the loss of certain customers, which was partially offset by the addition of new customers and increased services provided to certain existing customers. Our operating loss for the quarter ended July 31, 2008 increased by approximately $1,100,000 when compared to the comparable quarter in fiscal 2008, and our loss from continuing operations increased by approximately $4.5 million when compared to the comparable quarter in fiscal 2008.  This increase is primarily the result of the accounting treatment of the debt currently held by YA Global Investments L.P., the increases we recognized in regards to the interest expense and loss on extinguishment of debt related to those debt instruments and the impairment of goodwill of our security services segment